Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of The Home Depot, Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated July 10, 2007, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of The Home Depot, Inc. common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of The Home Depot, Inc. by Lehman Brothers Inc., the lead dealer manager, by Merrill Lynch & Co., the co-dealer manager, or by one or more registered brokers or dealers registered under that jurisdiction’s laws.
Notice of Offer to Purchase for Cash
by
The Home Depot, Inc.
of
Up to 250 Million Shares of its Common Stock
at a Purchase Price not greater than $44.00 nor less than $39.00 per Share
     The Home Depot, Inc., a Delaware corporation (the “Company”), is offering to purchase for cash up to 250 million shares (or such lesser number of shares as are validly tendered and not validly withdrawn) of its common stock, par value $0.05 per share (the “common stock”), at a price not greater than $44.00 per share nor less than $39.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase, dated July 10, 2007, and related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON AUGUST 16, 2007, UNLESS THE OFFER IS EXTENDED.
      The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions described in the Offer to Purchase.
      On June 19, 2007, the Company announced a strategic plan to enhance shareholder value by entering into an agreement to sell HD Supply, focusing the Company’s operations exclusively on its retail business and executing a recapitalization plan under which the Company will repurchase up to $22.5 billion of its shares. This tender offer is one element of the $22.5 billion of expected share repurchases. Additional share repurchases may be made in the form of open market purchases, accelerated share repurchases and/or additional tender offers, the details of which would be announced at a later time. The Offer is expected to be funded from the sale of HD Supply (approximately $9.5 billion of net proceeds) and available cash balances or, in the event that the sale of HD Supply does not close before payment for the shares purchased in the Offer, from direct loans under, or issuances of commercial paper supported by (“Borrowings”), the Tender Offer Financing Facility to be entered into by the Company, Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation and certain of their affiliates (the “Tender Offer Financing Facility”) and available cash balances. Any additional share repurchases are expected to be funded from the Company’s issuance of debt securities (up to $12 billion) and available cash balances. The Company’s Board of Directors has determined that, in light of this strategic plan, the Offer is a prudent use of the Company’s financial resources and presents an appropriate balance between meeting the needs of the Company’s business and delivering value to its shareholders.
     Assuming that the Company purchases 250 million shares in the Offer at a purchase price not greater than $44.00 per share nor less than $39.00 per share, the aggregate purchase price will be between approximately $9.75 billion and $11 billion. The Company expects to fund the purchase of shares in the Offer primarily with the net proceeds of HD Supply (or if the sale of HD Supply has not been completed when we pay for the shares, through Borrowings under the Tender Offer Financing Facility). The Company’s obligation to accept, and pay for, shares validly tendered pursuant to the Offer is conditioned upon the Company’s ability to effect Borrowings of up to $10 billion under the Tender Offer Financing Facility (if the Company has not received the proceeds from the sale of HD Supply).
      The Company’s Board of Directors has approved the Company’s making the Offer. However, neither the Company, the Company’s Board of Directors, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary nor the Information Agent makes any recommendation as to whether shareholders should tender or refrain from tendering their shares or as to the purchase price or purchase prices at which shareholders may choose to tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender, and the price or prices at which they will tender their shares. In so doing, shareholders should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer. The Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Offer.
      Each shareholder desiring to tender shares pursuant to the Offer must either (1) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Tender Offer,” in which case the shareholder will be deemed to have tendered his, her or its shares at the minimum price of $39.00 per share or (2) specify the price, not greater than $44.00 per share nor less than $39.00 per share, at which he, she or it is willing to sell shares to the Company in the Offer by checking one, and only one, of the boxes corresponding to the price at which shares are being tendered in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined By You.” A tender of shares will be valid only if one, and only one, of these boxes is checked on the Letter of Transmittal. Shareholders must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.
     On the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, the Company will determine the single per share price, not greater than $44.00 nor less than $39.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for shares validly tendered and not validly withdrawn in the Offer, taking into account the total number of shares tendered and the prices specified by tendering shareholders. In doing so, the Company will select the lowest purchase price (in multiples of $0.25 and within the price range specified above) that will enable the Company to purchase 250 million shares (or such greater number of shares as we may elect to purchase, subject to applicable law). If fewer shares are validly tendered, the Company will purchase all shares validly tendered and not validly withdrawn before the Expiration Time. All shares the Company acquires in the Offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price. The Company will purchase only shares validly tendered and not validly withdrawn before the Expiration Time at prices at or below the purchase price the Company determines. Under no circumstances will the Company pay interest on the purchase price for the shares, regardless of any delay in making payment. Because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the shares tendered, even if shareholders tendered at or below the purchase price, if more than the number of shares the Company seeks are validly tendered and not validly withdrawn before the Expiration Time. Subject to certain limitations and legal requirements, the Company reserves the right to accept for payment, according to the terms and conditions of the Offer, up to an additional 2% of its outstanding shares (approximately 39.5 million shares), without extending the Expiration Time.
      Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, the Company (a) will determine the purchase price the Company will pay for shares validly tendered and not validly withdrawn before the Expiration Time, taking into account the number of shares so tendered and the prices specified by tendering shareholders, and (b) will accept for payment and pay for, and thereby purchase, up to 250 million shares (or such additional number of shares as the Company may elect to purchase, subject to applicable law) validly tendered at prices at or below the purchase price and not validly withdrawn before the Expiration Time.
      The term “Expiration Time” means 5:00 p.m., New York City time, on Thursday August 16, 2007, unless the Company, in its sole discretion, extends the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 16 of the Offer to Purchase for a description of the Company’s right to extend, delay, terminate or amend the Offer. If you hold shares through our benefit plans, your deadline may be earlier than the Expiration Time. For more information, see Section 3 of the Offer to Purchase.
      Upon the terms and subject to the conditions of the Offer, if more than 250 million shares, or such greater number of shares as the Company may elect to purchase, subject to applicable law, have been validly tendered and not validly withdrawn prior to the Expiration Time, the Company will purchase validly tendered shares on the basis set forth below:

•	first, from all holders of “odd lots” of less than 100 shares who validly tender all their shares owned beneficially or of record at a price at or below the purchase price the Company determines (tenders of less than all shares owned by odd lot holders will not qualify for this preference);
•	second, on a pro rata basis from all other shareholders who validly tender shares at or below the purchase price, other than shareholders who tender conditionally and whose conditions are not satisfied; and
•	third, if necessary to permit the Company to purchase 250 million shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law), shares conditionally tendered at or below the purchase price (for which the condition was not initially satisfied) will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

      As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a shareholder tenders in the Offer may not be purchased. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased.
      For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the purchase price, and not validly withdrawn, only when, as and if the Company gives oral or written notice to Computershare, Inc. (the “Depositary”) of its acceptance of the shares for payment pursuant to the Offer. In all cases, payment for shares tendered and accepted for payment in the Offer will be made only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility as described above), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an Agent’s Message (as defined in the Offer to Purchase), in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.
      The Depositary will return certificates for unpurchased shares as promptly as practicable after the expiration or termination of the Offer or the valid withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the shares to the appropriate account maintained by the tendering shareholder.
      The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the conditions set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 of the Offer to Purchase by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. The Company’s right to delay payment for shares which the Company has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that the Company must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law (including Rule 13e-4 under the Exchange Act), the Company further reserves the right, in its sole discretion, and regardless of whether any of the conditions set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law (including Rule 13e-4 under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PRNewswire or another comparable service.
      If the Company materially changes the terms of the Offer or the information concerning the Offer or if the Company waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Offer remain open for fewer than five business days following a material change in the terms of, or information concerning, the Offer. If (1) the Company (a) changes the price range to be paid for shares, (b) decreases the number of shares being sought in the Offer or (c) increases the number of shares being sought in the Offer by more than 2% of the outstanding shares and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in Section 16 of the Offer to Purchase, the Offer will be extended until the expiration of such period of ten business days.
      Shareholders may withdraw shares that they have previously tendered under the Offer according to the procedures described in the Offer to Purchase at any time prior to the Expiration Time. Shareholders may also withdraw their previously tendered shares at any time after 12:00 midnight, New York City time, on Tuesday, September 4, 2007, unless such shares have already been accepted for payment by us as provided in the Offer. Except as set forth in Section 4 of the Offer to Purchase, tenders of shares are irrevocable. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary and specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the shareholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures. Withdrawals of tenders of shares may not be rescinded, and any shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3 of the Offer to Purchase.
      The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. The Company also reserves the absolute right to waive any defect or irregularity in the withdrawal of shares by any shareholder, whether or not the Company waives similar defects or irregularities in the case of any other shareholder. Neither the Company, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary nor the Information Agent will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
      Generally, the receipt of cash from the Company in exchange for a shareholder’s shares will be a taxable event for the shareholder for U.S. federal income tax purposes (and likely will be a taxable event for state and other income tax purposes). The receipt of cash for a shareholder’s shares generally will be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from the Company, as described in Section 15 of the Offer to Purchase. The Depositary (or other applicable withholding agent) will withhold U.S. federal taxes at a rate of 30% on the gross proceeds of the Offer paid to a non-U.S. shareholder, subject to reduction by applicable treaty or exemption for income that is “effectively connected with a U.S. trade or business,” as evidenced by forms that a non-U.S. shareholder furnishes to the Depositary (or other applicable withholding agent).
      The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer. The Company is mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on the Company’s shareholder list, and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.
      Please direct any questions or requests for assistance to the Information Agent, the Lead Dealer Manager or the Co-Dealer Manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
D. F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Shareholders Call Toll-Free: 800-628-8536
Banks and Brokers Call Collect: 212-269-5550

The Lead Dealer Manager for the Offer is:	The Co-Dealer Manager for the Offer is:
Lehman Brothers Inc. Corporate Services 745 Seventh Avenue New York, New York 10019 Toll-free: 888-610-5877 Call Collect: 212-526-7850	Merrill Lynch & Co. Special Equity Transactions 4 World Financial Center New York, New York 10080 Toll-free: 877-653-2948 Call Collect: 609-818-8000
The Depositary for the Offer is:
Computershare, Inc.

By First Class Mail:	By Registered, Certified, Express or Overnight Delivery:
Computershare, Inc. P.O. Box 859208 Braintree, MA 02185-9208 Attn: Voluntary Dept.	Computershare, Inc. 161 Bay State Drive Braintree, MA 02184 Attn: Voluntary Dept.
July 10, 2007